Filed by Dragoneer Growth Opportunities Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dragoneer Growth Opportunities Corp. II

Commission File No. 001-39709

Date: October 6, 2021

Cvent 2021 Planner Sourcing Report: Europe Edition Reveals

8 in 10 Planners Across the UK and Europe Are Sourcing In-person Events

With Nearly Half Organising Hybrid Events

Call to action for venues to provide enhanced support including hybrid-ready rooms and studios, and onsite production and tech experts, to meet changing planner requirements and attendee expectations

LONDON: 6 October 2021 - Published today (Wednesday, 6 October), the Cvent 2021 Planner Sourcing Report: Europe Edition reveals 8 in 10 (80%) event planners across the UK and Europe are currently sourcing in-person events. Of those planners, 81% are sourcing for events to take place in 2021, and 63% are sourcing for events to take place in 2022. Report results suggest strong industry momentum as planners become more confident about hosting in-person events in the region.

Nearly half (46%) of respondents said that they are organising hybrid events (events that offer both in-person and virtual experiences). When asked what venue offerings would most influence their venue sourcing decision for their in-person events, hybrid-ready meeting space and studios (30%) and on-site production and technology expertise (29%), ranked among the highest requested offerings.

The report also reveals that planners tend to be confident about their ability to run a hybrid event. When asked to rate their level of confidence for planning and running a hybrid event on a scale of 1 to 10, 40% rated themselves as extremely confident (from 8-to-10), 58% rated themselves more neutral (between a four and a seven), and only 2% rated themselves under 4.

Cvent, a market-leading meetings, events, and hospitality technology provider, commissioned independent research company, Censuswide, to survey 500 event planners, managers, coordinators and directors across France, Germany, Italy, the Netherlands, Spain, and the UK in August 2021. Respondents work in a broad range of industry sectors including education, healthcare, finance, legal, HR, IT & telecoms, travel & transport, and sales, media & marketing. The survey results offer hotels and venues insight into the venue sourcing priorities and requirements of UK and European planners, helping them to adapt their offerings to attract more MICE business.

Chris McAndrews, vice president of marketing for Cvent said: “With the return of leisure travel, hotels and venues have adapted their service offerings to ensure the safety and well-being of their guests. Now, as in-person events return and MICE business picks up, properties must once again adapt their service levels and offerings. It’s critical that hotels are visible to planners online – which is where they are sourcing – and that hoteliers can easily collaborate with planners in real-time in a virtual environment to streamline the sourcing and planning process – for both in-person and hybrid events.”

Other highlights of the report include:

Top concerns for planning hybrid events:

•

When it comes to planning hybrid events, room design and configuration topped the priority list with 44% of planners selecting this as their number one concern, followed closely by venue bandwidth and connectivity (43%) and driving in-person attendance (43%).

•

When asked what elements provided by a venue would influence their venue sourcing decisions for their in-person events, 28% said event space layout and 27% said room configuration tools to map safe meeting layouts more easily. These responses suggest that hotels and venues may want to invest in collaborative event diagramming technology so they can work with planners to tailor their space for in-person and hybrid events.

Changes to in-person events:

•

When asked what the biggest changes planners will make to their in-person events, compared to pre-pandemic, nearly one half (45%) of planners said enhancing safety precautions such as on-site testing and social distancing protocols. 40% also cited looking for more outdoor space.

Planners sourcing domestically and internationally:

•	71% of planners are sourcing for events in their home market, and 59% are sourcing for events located abroad or both domestic and abroad.

Planners still need virtual site visits

•

While planners are sourcing for in-person events, it may not always be possible for them to view the event space in-person, especially if the venue is abroad. In fact, 31% of respondents cited virtual site visits as a top element that would influence their venue sourcing decision for their in-person events. This indicates that planners need a way to view event spaces if they can’t attend physically through tools such as 3D room diagramming technology or virtual video tours.

To download the full Cvent 2021 Planner Sourcing Report: Europe Edition click here.

-Ends-

www.cvent.co.uk

For media enquiries, please contact:

Sam Pepper

Email: sam.pepper@spotlightcoms.com

Mobile: +44 7958 329 175

Sharon Coleshill

Email: sharon.coleshill@spotlightcoms.com

Mobile: +44 7810 508 990

Notes to Editor

About Cvent Supplier & Venue Solutions

Cvent partners with hotels, venues, and destinations to help them drive profitable MICE and transient business. In 2020, event planners and corporate travel managers sourced more than $8.8 billion dollars in business through Cvent’s online platforms, and Cvent offers clients direct access to these buyers. Using Cvent’s digital marketing tools and software solutions, hoteliers attract valuable leads to grow their business, maximise the value of that business, and strengthen direct customer relationships. For more information, visit https://www.cvent.com/uk/supplier-venue.

About Cvent

Cvent is a leading meetings, events, and hospitality technology provider with nearly 4,000 employees and more than 200,000 users worldwide. Founded in 1999, the company delivers a comprehensive event marketing and management platform and offers a global marketplace where event professionals collaborate with venues to create engaging, impactful experiences. The comprehensive Cvent event marketing and management platform offers software solutions to event organizers and marketers for online event registration, venue selection, event marketing and management, virtual and onsite solutions, and attendee engagement. Cvent’s suite of products automate and simplify the entire event management process and maximise the impact of in-person, virtual, and hybrid events. Hotels and venues use Cvent’s supplier and venue solutions to win more MICE and corporate travel business through Cvent’s sourcing platforms. Cvent solutions optimise the entire event management value chain and have enabled clients around the world to manage millions of meetings and events. For more information, please visit Cvent.com/uk, or connect with us on Facebook, Twitter or LinkedIn.

Additional Information

In connection with the Business Combination, Dragoneer has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus and preliminary proxy statement. The Registration Statement has not yet been declared effective by the SEC. Dragoneer will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Dragoneer will send to its shareholders in connection with the Business Combination. The information filed by Dragoneer contains substantially more information about Cvent than is being furnished with this communication and may contain information that an investor will consider important in making a decision regarding an investment in Dragoneer securities. INVESTORS AND SECURITY HOLDERS OF DRAGONEER ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH DRAGONEER’S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION (AND RELATED MATTERS), AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN AVAILABLE, IN CONNECTION WITH SUCH SOLICITATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. The definitive proxy statement/final prospectus will be mailed to shareholders of Dragoneer as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129.

Participants in the Solicitation

Dragoneer, Cvent and certain of their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the Business Combination. DRAGONEER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF DRAGONEER IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021 AND IN ITS QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2021 AND JUNE 30, 2021, WHICH WERE FILED WITH THE SEC ON JUNE 21, 2021 AND AUGUST 16, 2021, RESPECTIVELY. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO DRAGONEER’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING ARE SET FORTH IN THE REGISTRATION STATEMENT FOR THE BUSINESS COMBINATION. Investors and Dragoneer’s shareholders may obtain more detailed information regarding the names and interests in the Business Combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination, and such information and names of Cvent’s directors and executive officers are also in the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination.

Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding future events, such as the proposed Business Combination between Dragoneer and Cvent, including the timing and structure of the transaction, the likelihood and ability of the parties to successfully consummate the Business Combination, the PIPE and the Forward Purchase Agreement, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, as well as statements about the composition of the board of directors of the company. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, the general economic, political, business and competitive conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or any related agreements or could otherwise cause the transaction to fail to close; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the transactions contemplated by the Business Combination; the ability of existing investors to redeem the ability to complete the Business Combination due to the failure to obtain approval from Dragoneer’s shareholders, or the risk that the approval of the shareholders of Dragoneer for the potential transaction is otherwise not obtained; the failure to satisfy other closing conditions in the Business Combination Agreement or otherwise, the occurrence of any event that could give rise to the termination of the Business Combination Agreement; the failure to obtain financing to complete the Business Combination, including to consummate the PIPE or the transactions contemplated by the Forward Purchase Agreement; the ability to recognize the anticipated benefits of the Business Combination; the impact of COVID-19 on Cvent’s business and/or the ability of the parties to complete the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Dragoneer and Cvent; the risk that the Business Combination disrupts current plans and operations of Dragoneer or Cvent as a result of the announcement and consummation of the Business Combination;

the ability of the Company to grow and manage growth profitably and retain its key employees; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; costs related to the Business Combination; and other risks and uncertainties, including those to be included under the header “Risk Factors” in the registration statement on Form S-4 filed by Dragoneer with the SEC, those included under the header “Risk Factors” in the final prospectus of Dragoneer related to its initial public offering and those under the heading “Summary Risk Factors” in the investor presentation filed as Exhibit 99.3 to Dragoneer’s Current Report on Form 8-K filed on July 23, 2021. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.